Exhibit 18

March 29, 2016

To the Board of Directors
Conn's, Inc.

Ladies and Gentlemen:
Note 1 of the Notes to Consolidated Financial Statements of Conn's, Inc. included in its Form 10-K for the period ended January 31, 2016 describes a change in the method of accounting for the presentation of delivery, transportation and handling costs from the line item "Delivery, transportation and handling costs" to "Costs of goods sold." There are no authoritative criteria for determining a 'preferable' method of accounting for delivery, transportation and handling costs based on particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Houston, Texas